Third Quarter 2016 Report to Shareholders

BMO Financial Group Reports Net Income of $1.2 Billion for the Third Quarter of 2016

Financial Results Highlights:

Third Quarter 2016 Compared with Third Quarter 2015:

•	Net income of $1,245 million, up 4%; adjusted net income[1] of $1,295 million, up 5%

•	EPS[2] of $1.86, up 3%; adjusted EPS[1,2] of $1.94, up 4%

•	ROE of 13.0%, compared with 13.6%; adjusted ROE[1] of 13.5%, compared with 14.0%

•	Provisions for credit losses of $257 million, compared with $160 million

•	Basel III Common Equity Tier 1 Ratio of 10.5%

Year-to-Date 2016 Compared with Year-to-Date 2015:

•	Net income of $3,286 million, up 3%; adjusted net income[1] of $3,625 million, up 6%

•	EPS[2] of $4.90, up 3%; adjusted EPS[1,2] of $5.42, up 6%

•	ROE of 11.4%, compared with 12.3%; adjusted ROE[1] of 12.6%, compared with 13.2%

•	Provisions for credit losses of $641 million, compared with $484 million

Toronto, August 23, 2016 – For the third quarter ended July 31, 2016, BMO Financial Group reported net income of $1,245 million or $1.86 per share on a reported basis and net income of $1,295 million or $1.94 per share on an adjusted basis.

“BMO delivered strong results in the third quarter, reflecting the benefits of our consistent execution to deliver an exceptional customer experience,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Adjusted net income was $1.3 billion, up 5% from last year, and adjusted earnings per share were $1.94, up 4%.

“We had good performance across our operating groups, particularly in Personal & Commercial Banking and BMO Capital Markets. Adjusted operating leverage was very good at 3.8% and the capital position is strong with a Common Equity Tier 1 ratio of 10.5%.

“Our performance year to date reflects our focus on the customer and strong operating discipline. We are confident that our strategy and diversification across businesses, customer segments and geographies will continue to deliver good growth and long-term value to our shareholders,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a fourth quarter 2016 dividend of $0.86 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.44 per common share.

Our complete Third Quarter 2016 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2016, is available online at www.bmo.com/investorrelations and at www.sedar.com.

 (1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

 (2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Total Bank Overview

Net income was $1,245 million for the third quarter of 2016, up 4% from the prior year. EPS was $1.86, up 3% from the prior year.

Adjusted net income was $1,295 million, up $65 million or 5% from the prior year. Adjusted EPS of $1.94 was up 4% year over year, reflecting a good contribution from P&C banking, which benefited from organic growth and the acquired BMO Transportation Finance business, and BMO Capital Markets. Wealth Management results declined marginally primarily due to unfavourable market movements. Return on equity was 13.0% and adjusted return on equity was 13.5%. Book value per share increased 5% from the prior year to $58.06 per share. The Basel III Common Equity Tier 1 Ratio was strong at 10.5%.

Operating Segment Overview

Canadian P&C

Net income of $561 million was up $5 million or 1% from a year ago, with pre-provision, pre-tax earnings up 6%. Revenue was up $73 million or 4% from the prior year due to higher balances across most products. Expenses were up $19 million or 2% reflecting continued disciplined expense management. Operating leverage was positive 2.1%. Year-over-year loan growth was 6% and deposit growth was 8%. Provision for credit losses increased by $43 million to $152 million due to higher provisions in the commercial portfolio and below-trend consumer provisions in the prior year.

In our personal banking business, year-over-year loan and deposit growth was 4% and 9%, respectively. During the quarter, we introduced a new mobile capability that allows customers to open an account in minutes using their smartphone. This new service is the first of its kind from a major Canadian financial institution and demonstrates another way we are using digital capabilities to empower our customers and simplify their lives.

In our commercial banking business, loan and deposit growth was 10% and 5%, respectively. During the quarter, World Finance Magazine named BMO the Best Commercial Bank in Canada for the second consecutive year in their 2016 Banking Awards. The World Finance awards celebrate achievement and innovation in the financial industry, and BMO was recognized as a result of our commitment to building customer relationships, innovative solutions and strong regional and industry focus, particularly in Aboriginal Banking and Women in Business.

U.S. P&C

Net income of $277 million increased $55 million or 24% and adjusted net income of $289 million increased $54 million or 22% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $212 million increased $37 million or 21% from a year ago and adjusted net income of $221 million increased $35 million or 19%, including the benefit of BMO Transportation Finance.

Revenue of $896 million increased $169 million or 23%, due to the benefit of BMO Transportation Finance, higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Adjusted non-interest expense of $530 million increased $66 million or 14%, due to the acquisition of BMO Transportation Finance. Provisions for credit losses of $58 million increased $43 million from the below-trend level in the prior year due to higher provisions in the commercial portfolio and the addition of BMO Transportation Finance. Adjusted operating leverage was positive 9.3%.

Loans grew $10.3 billion or 17%, benefiting from the acquisition of BMO Transportation Finance and organic commercial loan growth.

During the quarter, BMO Harris Bank was presented with the Civic Federation’s Addams-Palmer Award for Exemplary Civic Involvement by a Chicago Institution. The award recognizes the bank’s dedication to volunteerism, corporate responsibility, and its support of diversity.

BMO Wealth Management

Net income was $201 million compared to $210 million a year ago and adjusted net income of $227 million decreased $6 million from a year ago. Traditional wealth adjusted net income was $173 million compared to $177 million a year ago as operating growth across most of our businesses was more than offset by the impact of lower equity markets on average compared to a year ago. Adjusted net income in insurance was $54 million, down $2 million from a year ago as the current quarter was negatively impacted by unfavourable market movements, primarily offset by above-trend results in the underlying business.

Assets under management and administration declined $16 billion or 2% from a year ago to $863 billion, including the impact of unfavourable foreign exchange movements.

For the fourth consecutive year, BMO Private Bank has been named Best Domestic Private Bank, U.S. by Global Financial Market Review. Our business was selected for excellence in client service, high-quality wealth advisors, and innovative solutions.

The BMO Pyrford Global Absolute Return Fund received a Morningstar Analyst Rating™ of “Silver”, recognizing the Fund for its long track record of consistent performance derived from a straightforward approach to multi-asset investing.

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BMO Capital Markets

Net income of $321 million increased $49 million or 18% from the prior year as strong revenue growth offset higher provisions for credit losses. Revenue increased $87 million or 9%. Excluding the impact of the stronger U.S. dollar, revenue increased $77 million or 8%. There was higher client activity in Trading Products, and in Investment and Corporate Banking there was higher corporate banking revenue, partially offset by lower advisory revenue. There were lower net securities gains in both businesses. Provisions for credit losses of $37 million increased by $23 million, primarily due to higher oil and gas provisions. Non-interest expenses were well-controlled, down $7 million or 1%, excluding the impact of the stronger U.S. dollar, and operating leverage was positive 8.9%.

BMO Capital Markets was named a 2016 Greenwich Share Leader in Canadian Equity Trading Share and in Canadian Equity Research/Advisory Vote Share, as well as a 2016 Greenwich Quality Leader in Canadian Equity Research Product and Analyst Service Quality and in Canadian Equity Sales and Corporate Access Quality.

During the quarter we also entered into a definitive agreement to acquire the business of Greene Holcomb Fisher, a boutique U.S. mergers and acquisitions advisory firm. The transaction closed on August 1, 2016.

Corporate Services

Corporate Services net loss for the quarter was $115 million compared with a net loss of $68 million a year ago. Corporate Services adjusted net loss for the quarter was $105 million, compared with an adjusted net loss of $68 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was strong at 10.5% at July 31, 2016. The CET1 Ratio increased from 10.0% at the end of the second quarter as higher capital more than offset higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses was $257 million, an increase of $97 million from the prior year due to higher provisions in Canadian and U.S. P&C and BMO Capital Markets.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

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Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of August 23, 2016. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2016, as well as the audited consolidated financial statements for the year ended October 31, 2015, and the MD&A for fiscal 2015 in BMO’s 2015 Annual Report. The material that precedes this section comprises part of this MD&A.

The 2015 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents
4	Financial Highlights			27	Balance Sheet
5	Non-GAAP Measures			28	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			28	Off-Balance Sheet Arrangements
7	Economic Review and Outlook			28	Accounting Policies and Critical Accounting Estimates
8	Other Value Measures			28	Future Changes in Accounting Policies
8	Foreign Exchange			28	Select Financial Instruments
9	Net Income			28	Other Regulatory Developments
9	Revenue			29	Risk Management
11	Provisions for Credit Losses				29	Market Risk
11	Impaired Loans				31	Liquidity and Funding Risk
11	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				34	Credit Rating
12	Non-Interest Expense				34	Insurance Risk
12	Income Taxes				34	Information and Cyber Security Risk
13	Capital Management				35	Select Geographic Exposures
15	Eligible Dividends Designation			37	Interim Consolidated Financial Statements
16	Review of Operating Groups’ Performance				37	Consolidated Statement of Income
	17	Personal and Commercial Banking (P&C)			38	Consolidated Statement of Comprehensive Income
		18	Canadian Personal and Commercial Banking (Canadian P&C)		39	Consolidated Balance Sheet
		19	U.S. Personal and Commercial Banking (U.S. P&C)		40	Consolidated Statement of Changes in Equity
	21	BMO Wealth Management			41	Consolidated Statement of Cash Flows
	23	BMO Capital Markets			42	Notes to Consolidated Financial Statements
	24	Corporate Services		59	Other Investor and Media Information
26	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of July 31, 2016, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2016, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

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Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Summary Income Statement
Net interest income	2,474	2,420	2,227	7,374	6,452
Non-interest revenue	3,159	2,681	2,599	8,435	7,955
Revenue	5,633	5,101	4,826	15,809	14,407
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	691	407	218	1,464	989
Revenue, net of CCPB	4,942	4,694	4,608	14,345	13,418
Provision for credit losses	257	201	160	641	484
Non-interest expense	3,092	3,312	2,971	9,674	9,089
Provision for income taxes	348	208	285	744	654
Net income	1,245	973	1,192	3,286	3,191
Attributable to bank shareholders	1,245	973	1,185	3,278	3,164
Attributable to non-controlling interest in subsidiaries	-	-	7	8	27
Net income	1,245	973	1,192	3,286	3,191
Adjusted net income	1,295	1,152	1,230	3,625	3,417

Common Share Data ($ except as noted)
Earnings per share	1.86	1.45	1.80	4.90	4.75
Adjusted earnings per share	1.94	1.73	1.86	5.42	5.10
Earnings per share growth (%)	3.3	(2.7)	7.8	3.2	(2.1)
Adjusted earnings per share growth (%)	4.3	1.2	7.5	6.3	2.6
Dividends declared per share	0.86	0.84	0.82	2.54	2.42
Book value per share	58.06	55.57	55.36	58.06	55.36
Closing share price	83.70	81.74	72.98	83.70	72.98
Total market value of common shares ($ billions)	54.0	52.6	46.9	54.0	46.9
Dividend yield (%)	4.1	4.1	4.5	4.0	4.4

Financial Measures and Ratios (%)
Return on equity	13.0	10.1	13.6	11.4	12.3
Adjusted return on equity	13.5	12.1	14.0	12.6	13.2
Adjusted return on tangible common equity	16.6	14.8	17.3	15.4	16.3
Net income growth	4.5	(2.6)	5.9	3.0	(2.2)
Adjusted net income growth	5.3	0.5	5.7	6.1	2.2
Revenue growth	16.7	12.7	2.0	9.7	6.1
Adjusted revenue growth, net of CCPB	7.3	4.3	9.4	7.5	8.4
Non-interest expense growth	4.1	6.5	7.9	6.4	13.1
Adjusted non-interest expense growth	3.5	5.1	8.0	5.7	10.9
Efficiency ratio, net of CCPB	62.6	70.6	64.5	67.4	67.7
Adjusted efficiency ratio	53.7	60.0	60.5	58.4	61.0
Adjusted efficiency ratio, net of CCPB	61.2	65.2	63.4	64.4	65.5
Operating leverage, net of CCPB	3.2	(2.2)	1.5	0.5	(4.7)
Adjusted operating leverage, net of CCPB	3.8	(0.8)	1.4	1.8	(2.5)
Net interest margin on average earning assets	1.58	1.61	1.52	1.59	1.50
Effective tax rate	21.9	17.6	19.3	18.5	17.0
Adjusted effective tax rate	22.0	19.6	19.4	19.4	17.6
Return on average assets	0.70	0.57	0.71	0.62	0.64
Provision for credit losses-to-average loans and acceptances (annualized)	0.29	0.23	0.20	0.24	0.20

Balance Sheet (as at $ millions, except as noted)
Assets	691,682	681,458	672,442	691,682	672,442
Net loans and acceptances	364,133	353,779	329,179	364,133	329,179
Deposits	467,846	444,793	447,617	467,846	447,617
Common shareholders’ equity	37,437	35,761	35,560	37,437	35,560
Cash and securities-to-total assets ratio (%)	27.3	26.7	29.3	27.3	29.3

Capital Ratios (%, except as noted)
CET1 Ratio	10.5	10.0	10.4	10.5	10.4
Tier 1 Capital Ratio	11.8	11.4	11.7	11.8	11.7
Total Capital Ratio	13.9	13.5	13.7	13.9	13.7
Leverage Ratio	4.0	3.9	3.9	4.0	3.9
CET1 Capital Risk-Weighted Assets ($ millions)	259,234	256,184	239,934	259,234	239,934

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.3056	1.2548	1.3080	1.3056	1.3080
Average Canadian/U.S. dollar	1.3029	1.3016	1.2671	1.3262	1.2334

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

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Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Reported Results
Revenue	5,633	5,101	4,826	15,809	14,407
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(691)	(407)	(218)	(1,464)	(989)
Revenue, net of CCPB	4,942	4,694	4,608	14,345	13,418
Provision for credit losses	(257)	(201)	(160)	(641)	(484)
Non-interest expense	(3,092)	(3,312)	(2,971)	(9,674)	(9,089)
Income before income taxes	1,593	1,181	1,477	4,030	3,845
Provision for income taxes	(348)	(208)	(285)	(744)	(654)
Net Income	1,245	973	1,192	3,286	3,191
EPS ($)	1.86	1.45	1.80	4.90	4.75

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(40)	(40)	(40)	(123)	(120)
Acquisition integration costs (2)	(27)	(24)	(9)	(73)	(33)
Cumulative accounting adjustment (3)	-	-	-	(85)	-
Restructuring cost (4)	-	(188)	-	(188)	(149)
Adjusting items included in reported pre-tax income	(67)	(252)	(49)	(469)	(302)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(31)	(31)	(32)	(95)	(94)
Acquisition integration costs (2)	(19)	(16)	(6)	(50)	(26)
Cumulative accounting adjustment (3)	-	-	-	(62)	-
Restructuring cost (4)	-	(132)	-	(132)	(106)
Adjusting items included in reported net income after tax	(50)	(179)	(38)	(339)	(226)
Impact on EPS ($)	(0.08)	(0.28)	(0.06)	(0.52)	(0.35)

Adjusted Results
Revenue	5,633	5,101	4,826	15,893	14,407
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(691)	(407)	(218)	(1,464)	(989)
Revenue, net of CCPB	4,942	4,694	4,608	14,429	13,418
Provision for credit losses	(257)	(201)	(160)	(641)	(484)
Non-interest expense	(3,025)	(3,060)	(2,922)	(9,289)	(8,787)
Income before income taxes	1,660	1,433	1,526	4,499	4,147
Provision for income taxes	(365)	(281)	(296)	(874)	(730)
Net income	1,295	1,152	1,230	3,625	3,417
EPS ($)	1.94	1.73	1.86	5.42	5.10

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

 (1) These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 17, 18, 19, 21 and 23.

 (2) Acquisition integration costs related to F&C are charged to Wealth Management. Acquisition integration costs related to BMO Transportation Finance are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

 (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

 (4) Restructuring charge in Q2-2016, as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring charge in YTD-2015, primarily due to restructuring to drive operational efficiencies. Restructuring cost is recorded in non-interest expense.

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Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Third Quarter 2016 Report to Shareholders.

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Economic Review and Outlook

Canadian economic growth is expected to pick up from an estimated 1.2% in 2016 to 2.0% in 2017 in response to firmer oil prices, increased federal infrastructure spending and a still-low Canadian dollar. Tempering the expansion will be continued weakness in investment in the oil-producing regions, though this should improve as oil prices recover. Disruptions in oil production caused by the Alberta wildfires have temporarily slowed growth but renewed output and rebuilding are now supporting the economic recovery. The United Kingdom’s decision to leave the European Union is not expected to have a material impact on Canada’s economy given limited trade between the two regions and the lack of an adverse response in financial markets. GDP growth is expected to improve in most provinces this year, supported by rising exports and stable consumer spending growth. Exports have pulled back recently but should remain well supported by an upturn in the U.S. economy and a low-valued Canadian dollar. Despite elevated household debt levels, Canadian motor vehicle sales remain near record highs. House prices continue to accelerate in the Vancouver and Toronto regions, raising concerns of a correction. British Columbia should continue to lead the nation’s economy with 3.0% growth in 2016, while Ontario is expected to take second spot with growth of 2.6%. Improved oil prices should encourage a partial recovery in Alberta and Newfoundland & Labrador next year. Continued modest job growth should keep the unemployment rate steady at around 7% in 2016. After rising strongly in the spring, the Canadian dollar has weakened recently and could struggle to make headway if the Federal Reserve tightens monetary policy later this year. The Bank of Canada has held interest rates steady for the past year and is not expected to raise interest rates until late 2017.

Despite a recent pickup in activity, U.S. economic growth is projected to slow to 1.5% in 2016 and remain moderate at 2.2% in 2017. Business investment has been especially weak even outside the oil industry, possibly due to uncertainty about the presidential election, while exports have been restrained by the past appreciation of the U.S. dollar and sluggish global demand. However, consumer spending remains strong, supported by improved household finances and healthy employment growth. Low mortgage rates and less restrictive bank loan standards continue to support the housing market recovery. Mortgage default rates have fallen and rental vacancy rates are historically low, encouraging residential construction. The unemployment rate has fallen below 5% and is expected to decline modestly further this year, supporting wage growth. The Federal Reserve is expected to increase interest rates this December, one year after lifting rates for the first time in a decade. Low inflation will allow the Federal Reserve to remain patient when raising interest rates.

The pace of expansion in the U.S. Midwest region, which includes the six contiguous states comprising the bank’s footprint, should remain at around 1.6% in 2016 and 1.8% in 2017, reflecting continued slowness in exports and manufacturing, though supported by increased automobile production.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

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Other Value Measures

BMO’s total shareholder return for the one-year period ending July 31, 2016, was 19.8%. Our average annual total shareholder returns for the three-year and five-year periods ending July 31, 2016, were 14.0% and 11.7%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, provision for credit losses and income taxes that are denominated in U.S. dollars were essentially unchanged relative to the second quarter of 2016 and were increased relative to the third quarter of 2015 by the stronger U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, was essentially unchanged from the second quarter of 2016 and increased by 3% from the third quarter of 2015. The average rate for the year to date increased by 8% from a year ago. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. At July 31, 2016, the Canadian dollar traded at $1.3056 per U.S. dollar. It traded at $1.2548 and $1.3080 per U.S. dollar at April 30, 2016, and July 31, 2015, respectively. References in this Report to Shareholders to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the quarter. A portion of BMO Capital Markets U.S. dollar net income in earlier quarters was hedged. These hedges resulted in a $3 million after-tax loss for the year to date, which was recorded in BMO Capital Markets.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q3-2016		YTD-2016

(Canadian $ in millions, except as noted)	vs Q3-2015	vs Q2-2016	vs YTD-2015
Canadian/U.S. dollar exchange rate (average)
Current period	1.3029	1.3029	1.3262
Prior period	1.2671	1.3016	1.2334

Effects on U.S. segment reported results
Increased net interest income	27	1	202
Increased non-interest revenue	20	1	143
Increased revenues	47	2	345
Increased provision for credit losses	(2)	-	(3)
Increased expenses	(33)	(2)	(262)
Increased income taxes	(3)	-	(20)
Increased reported net income before impact of hedges	9	-	60
Hedging losses in current period, after tax	-	-	(3)
Increased reported net income	9	-	57

Effects on U.S. segment adjusted results
Increased net interest income	27	1	202
Increased non-interest revenue	20	1	143
Increased revenues	47	2	345
Increased provision for credit losses	(2)	-	(11)
Increased expenses	(32)	(2)	(251)
Increased income taxes	(4)	-	(21)
Increased adjusted net income before impact of hedges	9	-	62
Hedging losses in current period, after tax	-	-	(3)
Increased adjusted net income	9	-	59

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8    BMO Financial Group Third Quarter Report 2016

Net Income

Q3 2016 vs Q3 2015

Net income was $1,245 million for the third quarter of 2016, up $53 million or 4% from the prior year. Adjusted net income was $1,295 million, up $65 million or 5% from the prior year. EPS of $1.86 was up $0.06 or 3% and adjusted EPS of $1.94 was up $0.08 or 4% from the prior year.

The combined P&C banking business net income of $838 million was up 8% and adjusted net income of $851 million was up 7%. Canadian P&C net income increased reflecting good operating performance due to higher balances across most products and disciplined expense management, and despite higher provisions for credit losses. U.S. P&C adjusted net income increased 22% on a Canadian dollar basis and 19% on a U.S. dollar basis, benefiting from the acquired BMO Transportation Finance business and continued good growth in commercial lending. Wealth Management adjusted net income of $227 million declined marginally from a year ago. Traditional wealth adjusted net income declined $4 million from a year ago as operating growth across most of our businesses was more than offset by the impact of lower equity markets on average compared to a year ago. Adjusted net income in insurance was negatively impacted by unfavourable market movements, primarily offset by above-trend results in the underlying business. BMO Capital Markets net income increased 18% as strong revenue growth offset higher provisions for credit losses. Corporate Services adjusted results declined due to above-trend revenue in the prior year and higher expenses, partially offset by lower provisions for credit losses in the current quarter.

Q3 2016 vs Q2 2016

Net income increased $272 million or 28% from the prior quarter, and adjusted net income increased $143 million or 12%. EPS increased $0.41 or 28% and adjusted EPS increased $0.21 or 12% reflecting good performance in P&C banking and BMO Capital Markets, and despite higher provisions for credit losses.

Net income increased in Canadian P&C by 7% as revenue growth of 6% was partially offset by higher provisions for credit losses and expenses. U.S. P&C adjusted net income increased from the prior quarter due to higher revenue and lower expenses, partially offset by higher provisions for credit losses. Wealth Management adjusted net income was $227 million compared to $158 million in the prior quarter. Adjusted net income in traditional wealth increased due to a $79 million after-tax investment write-down in the prior quarter and improved equity markets. Adjusted net income in insurance was impacted by unfavourable market movements in the current quarter, partially offset by above-trend results in the underlying business. BMO Capital Markets results increased, driven by good performance in the Investment and Corporate Banking business and lower employee-related expenses, partially offset by lower Trading Products revenue. Corporate Services adjusted results were stable quarter over quarter.

Q3 YTD 2016 vs Q3 YTD 2015

Net income was $3,286 million, up $95 million or 3%. Adjusted net income was $3,625 million, up $208 million or 6% from a year ago. EPS was $4.90, up $0.15 or 3%, and adjusted EPS was $5.42, up $0.32 or 6%. On an adjusted basis, results improved in both P&C businesses, BMO Capital Markets and Corporate Services. Wealth Management results were impacted by the investment write-down in the second quarter. Provisions for credit losses were $641 million, up $157 million or 32% from the prior year.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q3 2016 vs Q3 2015

Revenue of $5,633 million increased $807 million or 17% from the third quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $4,942 million increased $334 million or 7%, or 6% excluding the impact of the stronger U.S. dollar.

Canadian P&C revenue increased 4% due to higher balances across most products. U.S. P&C revenue increased by 27% on a Canadian dollar basis and by 23% on a U.S. dollar basis primarily due to the benefit of BMO Transportation Finance, and also higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Traditional wealth revenue decreased primarily due to the impact of divestitures in prior periods. Net insurance revenue was impacted by unfavourable market movements in the current quarter, primarily offset by above-trend results in the underlying business. BMO Capital Markets revenue increased 9% as there was higher client activity in Trading Products, and in Investment and Corporate Banking there was higher corporate banking revenue, partially offset by lower advisory revenue. Corporate Services adjusted revenue declined due to above-trend revenue in the prior year.

Net interest income of $2,474 million increased $247 million or 11% from a year ago, or 10% excluding the impact of the stronger U.S. dollar due to the benefits of BMO Transportation Finance and organic volume growth. BMO’s overall net interest margin increased by 6 basis points to 1.58%. Net interest margin (excluding trading) increased 3 basis points from the prior year due to the addition of BMO Transportation Finance assets. Average earning assets increased $41.9 billion or 7% to $622.8 billion, or increased $34.2 billion or 6% excluding the impact of the stronger U.S. dollar due to organic loan growth and the BMO Transportation Finance acquisition.

Non-interest revenue increased $87 million or 4% on a net revenue basis to $2,468 million. Net non-interest revenue increased by 3%, excluding the impact of the stronger U.S. dollar, primarily due to higher trading revenues and other non-interest revenue, partially offset by lower net securities gains.

Gross insurance revenue increased $462 million from a year ago, largely due to the impact of lower long-term interest rates increasing the fair value of insurance investments compared to the prior year. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income.

BMO Financial Group Third Quarter Report 2016    9

These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities as discussed on page 11.

Q3 2016 vs Q2 2016

Revenue increased $532 million or 10% from the prior quarter. Net revenue increased $248 million or 5%.

Canadian P&C revenue increased by 6% due to good performance including the combined impact of higher balances across most products, higher net interest margin and increased non-interest revenue, as well as the impact of two more days in the current quarter. U.S. P&C revenue increased 2% on both a Canadian dollar basis and a U.S. dollar basis, mainly due to the impact of two more days in the current quarter, and higher commercial lending fees and loan and deposit volumes, net of loan spread compression. Traditional Wealth revenue increased due to the $108 million pre-tax investment write-down in the prior quarter, the impact of improved equity markets and two additional days in the current quarter, partially offset by the impact of divestitures. Net insurance revenue was impacted by unfavourable market movements in the current quarter, partially offset by above-trend results in the underlying business. BMO Capital Markets revenue was up due to good performance in our Investment and Corporate Banking business from higher corporate banking revenue and client underwriting activity, partially offset by lower trading revenue. Corporate Services adjusted revenue improved primarily due to a lower group taxable equivalent basis (teb) adjustment and higher treasury-related revenue.

Net interest income increased $54 million or 2%, primarily due to the impact of two more days in the current quarter and volume growth, partially offset by a lower net interest margin. BMO’s net interest margin decreased 3 basis points. Net interest margin (excluding trading) was unchanged from the prior quarter. Average earning assets increased $11.1 billion or 2% across all groups.

Non-interest revenue increased $194 million or 9% on a net revenue basis, primarily due to the impact of the investment write-down in the prior quarter, and higher card fees, underwriting and advisory fees as well as non-trading related foreign exchange.

Gross insurance revenue increased $261 million from the prior quarter, largely due to higher premiums and the impact of lower long-term interest rates increasing the fair value of insurance investments compared to the prior quarter. The increase in insurance revenue was more than offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 11.

Q3 YTD 2016 vs Q3 YTD 2015

Revenue increased $1,402 million or 10% to $15,809 million and adjusted revenue increased $1,486 million or 10% to $15,893 million. On a net basis, revenue increased $927 million or 7% to $14,345 million and adjusted revenue increased $1,011 million or 8% to $14,429 million. Adjusted net revenue increased 5%, excluding the impact of the stronger U.S. dollar.

Net interest income increased $922 million or 14% to $7,374 million. Net interest income increased by 11%, excluding the impact of the stronger U.S. dollar, due to the acquisition of BMO Transportation Finance, organic volume growth and higher net interest margin. BMO’s overall net interest margin increased by 9 basis points to 1.59%. Net interest margin (excluding trading) increased 1 basis point from the prior year. Average earning assets increased by $46.4 billion or 8% to $619.8 billion, or increased $26.8 billion or 5% excluding the impact of the stronger U.S. dollar due to organic loan growth and the BMO Transportation Finance acquisition.

Non-interest revenue of $6,971 million was essentially unchanged on a net revenue basis, and adjusted net non-interest revenue decreased 1%, excluding the impact of the stronger U.S. dollar.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015
Canadian P&C	255	251	254	254	253
U.S. P&C	357	371	345	364	346
Personal and Commercial Banking	288	290	281	290	281
Wealth Management	236	240	230	236	237
BMO Capital Markets	56	61	51	61	55
Corporate Services (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	158	161	152	159	150
Total BMO net interest margin (excluding trading)	187	187	184	185	184
Total Canadian Retail (3)	252	249	250	251	249

 (1) Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.

 (2) Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.

 (3) Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

 nm - not meaningful

10    BMO Financial Group Third Quarter Report 2016

Provisions for Credit Losses

Q3 2016 vs Q3 2015

The total provision for credit losses (PCL) was $257 million, an increase of $97 million from the prior year due to higher provisions in Canadian and U.S. P&C and BMO Capital Markets. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions increased $43 million to $152 million due to higher provisions in the commercial portfolio and below-trend consumer provisions in the prior year. U.S. P&C provisions of US$58 million increased US$43 million from the below-trend level in the prior year due to higher provisions in the commercial portfolio and the addition of BMO Transportation Finance. BMO Capital Markets provisions of $37 million increased $23 million primarily due to higher oil and gas provisions. Corporate Services PCL decreased from higher provisions in the prior year.

Q3 2016 vs Q2 2016

Total PCL increased $56 million primarily due to higher provisions in Canadian and U.S. P&C, as well as lower recoveries in Corporate Services. Canadian P&C provisions increased $25 million mainly due to higher provisions in the commercial portfolio. U.S. P&C provisions increased US$19 million due to higher provisions in the commercial portfolio, partially offset by lower provisions in the consumer portfolio. BMO Capital Markets provisions decreased $7 million. Corporate Services had lower net recoveries.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015
Canadian P&C	152	127	109	419	384
U.S. P&C (1)	75	51	19	191	77
Personal and Commercial Banking	227	178	128	610	461
Wealth Management	4	2	3	8	6
BMO Capital Markets	37	44	14	89	28
Corporate Services (1)	(11)	(23)	15	(66)	(11)
Provision for credit losses	257	201	160	641	484

 (1) Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO Transportation Finance. Results for prior periods have not been reclassified.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015
New specific provisions	400	338	324	1,047	949
Reversals of previously established allowances	(74)	(30)	(49)	(143)	(153)
Recoveries of loans previously written-off	(69)	(107)	(115)	(263)	(312)
Provision for credit losses	257	201	160	641	484
PCL as a % of average net loans and acceptances (annualized)	0.29	0.23	0.20	0.24	0.20

Impaired Loans

Total gross impaired loans (GIL) were $2,307 million at the end of the current quarter, up from $2,196 million in the second quarter of 2016 primarily due to the impact of the stronger U.S. dollar and higher U.S. P&C GIL, partially offset by lower BMO Capital Markets GIL. Total GIL increased from $2,165 million a year ago primarily due to increased BMO Capital Markets GIL related to the oil and gas sector, partially offset by lower GIL in U.S. P&C.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $645 million, down from $718 million in the second quarter of 2016 and up from $559 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015
GIL, beginning of period	2,196	2,158	2,047	1,959	2,048
Classified as impaired during the period	645	718	559	1,957	1,437
Transferred to not impaired during the period	(144)	(164)	(153)	(444)	(421)
Net repayments	(297)	(201)	(213)	(708)	(533)
Amounts written-off	(153)	(161)	(175)	(456)	(526)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	-	(6)	(8)	(6)	(43)
Foreign exchange and other movements	60	(148)	108	5	203
GIL, end of period	2,307	2,196	2,165	2,307	2,165
GIL as a % of gross loans and acceptances	0.63	0.62	0.66	0.63	0.66

 (1) GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $691 million, up $473 million from the third quarter a year ago largely due to the impact of lower long-term interest rates, and up $284 million from the prior quarter, due to the impact of higher premiums and lower long-term interest rates.

BMO Financial Group Third Quarter Report 2016    11

Non-Interest Expense

Non-interest expense of $3,092 million increased $121 million or 4% from the third quarter a year ago. Adjusted non-interest expense increased $103 million or 4% to $3,025 million. Adjusted non-interest expense increased 2%, excluding the impact of the stronger U.S. dollar, and was essentially unchanged when also excluding the impact of BMO Transportation Finance and divestitures.

Reported non-interest expense decreased $220 million or 7% and adjusted non-interest expense decreased $35 million or 1% from the prior quarter, despite the impact of two more days in the current quarter.

Adjusted net operating leverage was positive 3.8% year over year.

The adjusted efficiency ratio improved to 53.7% from 60.5% in the prior year, and was 61.2% on a net revenue basis compared to 63.4% a year ago.

Non-interest expense for the year to date increased $585 million or 6% to $9,674 million from the prior year. Adjusted non-interest expense increased $502 million or 6% to $9,289 million. Adjusted non-interest expense increased 3%, excluding the impact of the stronger U.S. dollar, and increased by approximately 1% when also excluding the impact of BMO Transportation Finance and divestitures.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $348 million increased $63 million from the third quarter of 2015 and increased $140 million from the second quarter of 2016. The effective tax rate for the quarter was 21.9%, compared with 19.3% a year ago and 17.6% in the second quarter of 2016.

The adjusted provision for income taxes of $365 million increased $69 million from a year ago and increased $84 million from the second quarter of 2016. The adjusted effective tax rate was 22.0% in the current quarter, compared with 19.4% a year ago and 19.6% in the second quarter of 2016. The higher adjusted tax rate in the current quarter relative to the third quarter of 2015 was primarily due to lower tax-exempt income from securities and a higher proportion of income from higher tax-rate jurisdictions. The higher adjusted tax rate in the current quarter relative to the second quarter of 2016 was primarily due to lower tax-exempt income from securities. On a teb basis, the adjusted effective tax rate for the quarter was 26.7%, compared with 25.0% a year ago and 25.8% in the second quarter of 2016.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

12    BMO Financial Group Third Quarter Report 2016

Capital Management

Third Quarter 2016 Regulatory Capital Review

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.5% at July 31, 2016.

The CET1 Ratio increased from 10.0% at the end of the second quarter as higher capital more than offset higher risk-weighted assets (RWA). The CET1 Ratio decreased from 10.7% at October 31, 2015, mainly due to the acquisition of BMO Transportation Finance in the first quarter, partially offset by capital growth. The impact of foreign exchange movements on the CET1 Ratio was largely offset, as outlined below.

CET1 Capital at July 31, 2016, was $27.2 billion, up from $25.7 billion at April 30, 2016, mainly due to the impact of a stronger U.S. dollar on accumulated other comprehensive income (AOCI) and higher retained earnings. CET1 Capital was up $1.5 billion from October 31, 2015, mainly due to higher retained earnings.

RWA was $259 billion at July 31, 2016, up from $256 billion at April 30, 2016, primarily due to foreign exchange movements and business growth, partially offset by changes in book quality and methodology changes. RWA was up $20 billion from October 31, 2015, largely due to business growth and the acquisition of BMO Transportation Finance in the first quarter, partially offset by methodology changes and model changes.

The bank’s Tier 1 and Total Capital Ratios were 11.8% and 13.9%, respectively, at July 31, 2016, compared with 11.4% and 13.5%, respectively, at April 30, 2016. The Tier 1 and Total Capital Ratios were higher primarily due to the same factors that impacted the CET1 Ratio, described above. The Tier 1 and Total Capital Ratios were 12.3% and 14.4%, respectively, at October 31, 2015. The July 31, 2016 Tier 1 and Total Capital Ratios were lower compared with October 31, 2015, mainly due to the acquisition of BMO Transportation Finance in the first quarter, partially offset by capital growth.

BMO’s Basel III Leverage Ratio was 4.0% at July 31, 2016, approximately 10 basis points higher than April 30, 2016, due mainly to higher Tier 1 Capital as discussed above, partially offset by higher leverage exposures mostly due to foreign exchange movements and business growth. The Basel III Leverage Ratio was 4.2% at October 31, 2015. The July 31, 2016, Basel III Leverage Ratio was lower compared to October 31, 2015, mainly due to business growth, including the acquisition of BMO Transportation Finance in the first quarter.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into arrangements to offset the impact of foreign exchange movements on its capital ratios and did so during the third quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In December 2015, the Office of the Superintendent of Financial Institutions (OSFI) advised Canadian banks that it will be updating the regulatory capital requirements for residential mortgages and home equity lines of credit. The update will be tied to increases in local property prices and/or to house prices that are high relative to borrower incomes. Proposed changes have been released and implementation is expected November 1, 2016. In January 2016, the Basel Committee on Banking Supervision (BCBS) issued the final framework for market risk capital requirements, which aims to promote consistent implementation of market risk standards across jurisdictions for implementation in 2019. These changes, along with others such as the Standardized Approach for Counterparty Credit Risk (SA-CCR) for derivatives and the new Securitization Framework, will put some upward pressure on the amount of capital we are required to hold over time.

In December 2015, the BCBS issued an updated proposal on the Standardized Approach for Credit Risk, which is currently in the consultation phase and expected to be finalized in 2016 or early 2017. In March 2016, the BCBS issued a consultative document on Constraints on the Use of Internal Model Approaches aimed at reducing complexity, improving comparability and addressing variability in capital requirements for credit risk by placing constraints on the use of models. This includes removing the option of a models-based approach for certain exposures, use of parameter floors for some portfolios, and specifying parameters for some models-based approaches. The document also adds further detail on the potential capital floor based on the new Standardized Approach for Credit Risk.

In March 2016, BCBS issued a consultative document on calculating operational risk capital based on a single non-model-based method. Consultation is underway and the BCBS is expected to issue a final proposal in 2016 or early 2017. In April 2016, the BCBS issued the final standard for Interest Rate Risk in the Banking Book, which included a Pillar 2 supervisory approach, enhanced expectations for management and oversight and new disclosure requirements effective the first quarter of fiscal 2018. These changes, along with others as discussed on page 71 of BMO’s 2015 Annual Report, could increase the capital we are required to hold depending on how they are implemented.

On June 22, 2016, legislation required to implement a bail-in regime was passed by the Canadian government to enhance Canada’s bank resolution capabilities in line with international efforts. The Canadian government will be proposing regulations that will outline the detailed approach. OSFI will also issue guidelines that set the minimum Higher Loss Absorbency (HLA) level banks will need to maintain. The Canadian government and OSFI are expected to consult on regulations and minimum HLA level (set by OSFI) with implementation of the new regime expected at a later date. We expect a suitable transition period to issue sufficient qualifying bail-in debt to comply with bail-in HLA requirements.

BMO Financial Group Third Quarter Report 2016    13

In January 2016, OSFI issued a draft guideline on Pillar 3 Disclosure Requirements that proposed an implementation date of the fiscal year ending October 31, 2017 for Canadian domestic systemically important banks. After consultations with industry stakeholders, OSFI has decided to extend the implementation date to the fiscal year ending October 31, 2018.

As a bank holding company with total consolidated assets of US$50 billion or more, our U.S. subsidiary BMO Financial Corp. (BFC) was subject to the 2016 Comprehensive Capital Analysis and Review rules and processes, under which BFC participated in the annual stress testing and capital planning exercise conducted by the Board of Governors of the Federal Reserve System (FRB). In late June 2016, BFC received FRB’s decision to not object, on either a quantitative or a qualitative basis, to the capital plan BFC submitted in April 2016.

BMO continues to monitor all changes and is involved in consultations.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 70 to 75, the Liquidity and Funding Risk section on pages 105 to 110 and the Legal and Regulatory Risk section on pages 114 to 116 of BMO’s 2015 Annual Report.

Other Capital Developments

During the quarter, 1.3 million common shares were issued through the exercise of stock options and the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

On May 31, 2016, we completed our offering of $1.25 billion subordinated notes, Series I Medium-Term Notes First Tranche through our Canadian Medium-Term Note Program.

On August 16, 2016, BMO announced the conversion results of its Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 (Series 25 Preferred Shares). As a result of the conversion, effective August 25, 2016, there will be approximately 9.4 million Series 25 Preferred Shares and approximately 2.2 million Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 outstanding.

On August 23, 2016, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.86 per common share, unchanged from the preceding quarter and up $0.04 per share or 5% from a year ago.

The dividend is payable on November 28, 2016, to shareholders of record on November 1, 2016. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP.

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q3-2016	Q2-2016	Q4-2015
Gross Common Equity (2)	37,437	35,761	36,182
Regulatory adjustments applied to Common Equity	(10,269)	(10,019)	(10,554)
Common Equity Tier 1 Capital (CET1)	27,168	25,742	25,628
Additional Tier 1 Eligible Capital (3)	3,692	3,696	4,146
Regulatory adjustments applied to Tier 1	(213)	(215)	(358)
Additional Tier 1 Capital (AT1)	3,479	3,481	3,788
Tier 1 Capital (T1 = CET1 + AT1)	30,647	29,223	29,416
Tier 2 Eligible Capital (4)	5,610	5,589	5,218
Regulatory adjustments applied to Tier 2	(50)	(55)	(50)
Tier 2 Capital (T2)	5,560	5,534	5,168
Total Capital (TC = T1 + T2)	36,207	34,757	34,584

Risk-weighted assets (5)
CET1 Capital Risk-Weighted Assets	259,234	256,184	239,185
Tier 1 Capital Risk-Weighted Assets	259,614	256,553	239,471
Total Capital Risk-Weighted Assets	259,941	256,869	239,716

Capital Ratios (%)
CET1 Ratio	10.5	10.0	10.7
Tier 1 Capital Ratio	11.8	11.4	12.3
Total Capital Ratio	13.9	13.5	14.4

 (1) “All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

 (2) Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.

 (3) Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

 (4) Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

 (5) Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively, resulting in different RWA measures for each of the three tiers of regulatory capital.

14    BMO Financial Group Third Quarter Report 2016

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at August 17, 2016	Number of shares or dollar amount (in millions)
Common shares	645

Class B Preferred shares
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 25	$290
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (2)	$1,000
Series I - First Tranche (2)	$1,250

Stock options
Vested	6.2
Non-vested	4.2

 (1) Details on the Series H Medium-Term Notes, First Tranche are outlined in Note 15 to the audited consolidated financial statements on page 168 of BMO’s 2015 Annual Report.

 (2) Details on the Series H Medium-Term Notes, Second Tranche and Series I Medium–Term Notes, First Tranche are outlined in Note 7 of the unaudited interim consolidated financial statements.

 Details on share capital are outlined in Note 8 to the unaudited interim consolidated financial statements and Note 17 to the audited annual consolidated financial statements on page 170 of BMO’s 2015 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Third Quarter Report 2016    15

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2016.

Corporate Services results prior to 2016 reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO Transportation Finance, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO Transportation Finance are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results for prior periods have been reclassified. Restructuring costs and acquisition and integration costs that impact more than one operating group are also included in Corporate Services.

Insurance can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the third quarter of 2016 totalled $106 million, down from $120 million in the second quarter of 2016 and $114 million in the third quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are reclassified to conform to the current organization structure.

16    BMO Financial Group Third Quarter Report 2016

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Net interest income (teb)	2,161	2,098	1,937	6,390	5,653
Non-interest revenue	776	718	680	2,227	1,937

Total revenue (teb)	2,937	2,816	2,617	8,617	7,590
Provision for credit losses	227	178	128	610	461
Non-interest expense	1,571	1,568	1,451	4,741	4,238

Income before income taxes	1,139	1,070	1,038	3,266	2,891
Provision for income taxes (teb)	301	278	260	856	726

Reported net income	838	792	778	2,410	2,165

Amortization of acquisition-related intangible assets (1)	13	12	14	39	42
Adjusted net income	851	804	792	2,449	2,207

Net income growth (%)	7.7	14.4	13.3	11.3	9.5
Adjusted net income growth (%)	7.4	14.0	13.1	11.0	9.3
Revenue growth (%)	12.2	13.4	7.9	13.5	6.8
Non-interest expense growth (%)	8.3	12.6	10.1	11.9	8.3
Adjusted non-interest expense growth (%)	8.4	12.8	10.2	12.0	8.5
Return on equity (%)	16.1	15.6	16.7	15.6	16.0
Adjusted return on equity (%)	16.4	15.9	17.1	15.9	16.3
Operating leverage (%) (teb)	3.9	0.8	(2.2)	1.6	(1.5)
Adjusted operating leverage (%) (teb)	3.8	0.6	(2.3)	1.5	(1.7)
Efficiency ratio (%) (teb)	53.5	55.7	55.4	55.0	55.8
Adjusted efficiency ratio (%) (teb)	52.9	55.1	54.7	54.4	55.1
Net interest margin on average earning assets (%) (teb)	2.88	2.90	2.81	2.90	2.81
Average earning assets	298,366	293,741	273,060	294,683	269,141
Average net loans and acceptances	297,932	293,442	271,294	294,115	267,176
Average deposits	230,418	225,475	211,127	228,204	207,972

 (1) Before tax amounts of: $17 million in each of Q3-2016, Q2-2016 and Q3-2015; and $53 million for each of YTD-2016 and YTD-2015 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C banking business net income of $838 million was up 8% and adjusted net income of $851 million was up 7% from the prior year. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

BMO Financial Group Third Quarter Report 2016    17

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Net interest income	1,285	1,222	1,218	3,761	3,568
Non-interest revenue	485	450	479	1,406	1,362

Total revenue	1,770	1,672	1,697	5,167	4,930
Provision for credit losses	152	127	109	419	384
Non-interest expense	864	841	845	2,577	2,492

Income before income taxes	754	704	743	2,171	2,054
Provision for income taxes	193	179	187	556	510

Reported net income	561	525	556	1,615	1,544

Amortization of acquisition-related intangible assets (1)	1	-	1	2	3
Adjusted net income	562	525	557	1,617	1,547

Personal revenue	1,154	1,089	1,121	3,372	3,270
Commercial revenue	616	583	576	1,795	1,660
Net income growth (%)	1.1	8.1	5.8	4.7	3.6
Revenue growth (%)	4.3	4.1	3.7	4.8	3.7
Adjusted non-interest expense growth (%)	2.2	3.5	4.8	3.4	5.5
Non-interest expense growth (%)	2.2	3.5	4.8	3.4	5.5
Adjusted operating leverage (%)	2.1	0.6	(1.1)	1.4	(1.8)
Operating leverage (%)	2.1	0.6	(1.1)	1.4	(1.8)
Efficiency ratio (%)	48.8	50.3	49.8	49.9	50.6
Net interest margin on average earning assets (%)	2.55	2.51	2.54	2.54	2.53
Average earning assets	200,709	197,598	190,409	198,066	188,465
Average net loans and acceptances	207,240	203,597	196,201	204,168	194,129
Average deposits	142,926	140,112	132,951	140,836	131,875

 (1) Before tax amounts of: $1 million in each of Q3-2016 and Q3-2015; $nil in Q2-2016; $2 million for YTD-2016; and $3 million for YTD-2015 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2016 vs Q3 2015

Canadian P&C net income of $561 million increased $5 million or 1% from a year ago as benefits from revenue growth and positive operating leverage were largely offset by higher provisions for credit losses. Revenue increased $73 million or 4% from the prior year due to higher balances across most products. Net interest margin was 2.55%, up 1 basis point.

Personal revenue increased $33 million or 3% and commercial revenue increased $40 million or 7% due to higher balances across most products.

Provision for credit losses increased by $43 million to $152 million due to higher provisions in the commercial portfolio and below-trend consumer provisions in the prior year. Non-interest expense increased $19 million or 2% reflecting disciplined expense management. Year-over-year operating leverage was 2.1%.

Average net loans and acceptances increased $11.0 billion or 6% from a year ago. Total personal lending balances (excluding retail cards) increased 4% and commercial loan balances (excluding corporate cards) grew 10%. Average deposits increased $10.0 billion or 8%. Personal deposit balances increased 9% mainly due to growth in term deposits and chequing accounts while commercial deposit balances grew 5%.

Q3 2016 vs Q2 2016

Net income increased by $36 million or 7% from the prior quarter. Revenue increased by $98 million or 6% due to good performance including the combined impact of higher balances across most products, higher net interest margin and increased non-interest revenue, as well as the impact of two more days in the current quarter. Net interest margin of 2.55% was up 4 basis points primarily due to above-trend interest recoveries and pre-payments and growth in higher-spread products including deposits, partially offset by the low interest rate environment and narrower spreads on variable lending products.

Personal revenue increased $65 million mainly due to higher non-interest revenue, higher balances across most products and the impact of two more days.

Commercial revenue increased $33 million mainly due to higher balances across most products and the impact of two more days.

Provision for credit losses increased $25 million mainly due to higher provisions in the commercial portfolio. Non-interest expense increased $23 million or 3% primarily due to the impact of two more days.

Average net loans and acceptances increased $3.6 billion or 2%, while average deposits increased $2.8 billion or 2%.

Q3 YTD 2016 vs Q3 YTD 2015

Net income increased $71 million or 5% year to date. Revenue increased $237 million or 5% due to higher balances across most products and increased non-interest revenue.

Provisions for credit losses increased $35 million, due to higher provisions in the consumer and commercial portfolios. Non-interest expense increased $85 million or 3% reflecting investment in the business, net of disciplined expense management. Year-to-date operating leverage was positive 1.4%.

Average net loans and acceptances increased $10.0 billion or 5%, while average deposits increased $9.0 billion or 7%.

18    BMO Financial Group Third Quarter Report 2016

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Net interest income (teb) (1)	672	673	568	1,983	1,691
Non-interest revenue	224	206	159	620	466

Total revenue (teb) (1)	896	879	727	2,603	2,157
Provision for credit losses (1)	58	39	15	144	62
Non-interest expense	543	558	478	1,632	1,416

Income before income taxes	295	282	234	827	679
Provision for income taxes (teb)	83	76	59	227	176

Reported net income	212	206	175	600	503

Amortization of acquisition-related intangible assets (2)	9	10	11	28	32
Adjusted net income	221	216	186	628	535

Net income growth (%)	21.2	23.4	17.0	19.4	12.5
Adjusted net income growth (%)	19.4	21.5	15.1	17.5	10.8
Revenue growth (%)	23.3	24.1	(0.5)	20.7	(0.2)
Non-interest expense growth (%)	13.5	19.6	1.1	15.2	(0.6)
Adjusted non-interest expense growth (%)	14.0	20.4	1.7	15.9	-
Operating leverage (%) (teb)	9.8	4.5	(1.6)	5.5	0.4
Adjusted operating leverage (%) (teb)	9.3	3.7	(2.2)	4.8	(0.2)
Efficiency ratio (%) (teb)	60.6	63.5	65.8	62.7	65.6
Adjusted efficiency ratio (%) (teb)	59.2	62.0	64.0	61.2	63.7
Net interest margin on average earning assets (%) (teb)	3.57	3.71	3.45	3.64	3.46
Average earning assets	74,953	73,886	65,229	72,888	65,413
Average net loans and acceptances	69,607	69,048	59,262	67,856	59,218
Average deposits	67,155	65,608	61,684	65,900	61,693

(Canadian $ equivalent in millions)
Net interest income (teb) (1)	876	876	719	2,629	2,085
Non-interest revenue	291	268	201	821	575

Total revenue (teb) (1)	1,167	1,144	920	3,450	2,660
Provision for credit losses (1)	75	51	19	191	77
Non-interest expense	707	727	606	2,164	1,746

Income before income taxes	385	366	295	1,095	837
Provision for income taxes (teb)	108	99	73	300	216

Reported net Income	277	267	222	795	621

Adjusted net income	289	279	235	832	660

Net income growth (%)	24.2	29.4	37.7	27.9	27.6
Adjusted net income growth (%)	22.3	27.4	35.4	26.0	25.7
Revenue growth (%)	26.8	30.2	16.7	29.7	13.2
Non-interest expense growth (%)	16.7	25.5	18.5	23.9	12.6
Adjusted non-interest expense growth (%)	17.3	26.3	19.2	24.7	13.3
Average earning assets	97,657	96,143	82,651	96,617	80,676
Average net loans and acceptances	90,692	89,845	75,093	89,947	73,047
Average deposits	87,492	85,363	78,176	87,368	76,097

 (1) Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO Transportation Finance. Results for prior periods have not been reclassified.

 (2) Before tax amounts of: US$13 million in each of Q3-2016 and Q2-2016; US$14 million in Q3-2015; US$39 million for YTD-2016; and US$42 million for YTD-2015 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2016 vs Q3 2015

Net income of $277 million increased $55 million or 24% and adjusted net income of $289 million increased $54 million or 22% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $212 million increased $37 million or 21% from a year ago and adjusted net income of $221 million increased $35 million or 19%, benefiting from the acquired BMO Transportation Finance business, which contributed approximately 15% to both revenue and adjusted expenses in the quarter, and continued good growth in commercial lending.

Revenue of $896 million increased $169 million or 23% primarily due to the benefit of BMO Transportation Finance, and also higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Net interest margin increased 12 basis points to 3.57%, driven by higher deposit volumes and spreads, the acquisition of BMO Transportation Finance, and the recognition of the credit mark on the purchased performing portfolio previously recognized in Corporate Services, net of loan spread compression.

Provisions for credit losses were $58 million, up $43 million from the below-trend level in the prior year due to higher provisions in the commercial portfolio and the addition of BMO Transportation Finance. Non-interest expense of $543 million increased $65 million or 13% and adjusted non-interest expense of $530 million increased $66 million or 14%. Excluding BMO Transportation Finance, adjusted expenses declined 2%.

Average net loans and acceptances increased $10.3 billion or 17% from the prior year to $69.6 billion, due to the acquisition of BMO Transportation Finance and organic commercial loan growth of 15%, partially offset by declines in personal loan volumes including the planned reduction in the indirect auto portfolio.

Average deposits of $67.2 billion increased $5.5 billion or 9% from the prior year, driven by growth in both personal and commercial volumes. Personal chequing volumes increased $0.9 billion or 6%.

BMO Financial Group Third Quarter Report 2016    19

Q3 2016 vs Q2 2016

Net income and adjusted net income increased $10 million or 3% from prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $6 million or 3% and adjusted net income increased $5 million or 3% from the prior quarter.

Revenue increased $17 million or 2% from the prior quarter mainly due to the impact of two more days in the current quarter, and higher commercial lending fees and loan and deposit volumes, net of loan spread compression. Net interest margin decreased 14 basis points from the prior quarter driven by a decline in loan spreads, lower interest recoveries, changes in mix and lower purchase accounting impacts in the current quarter.

Provisions for credit losses increased by $19 million due to higher provisions in the commercial portfolio, partially offset by lower provisions in the consumer portfolio. Non-interest expense and adjusted non-interest expense both decreased $15 million or 3% primarily due to a continued focus on expense management, including lower employee-related expenses, partially offset by the impact of two more days.

Average net loans and acceptances increased $0.6 billion or 1% driven by growth in the commercial business, partially offset by declines in personal loan volumes including the planned reduction in the indirect auto portfolio. Average deposits increased $1.5 billion or 2% as a result of growth in most deposit product categories.

Q3 YTD 2016 vs Q3 YTD 2015

Net income of $795 million increased $174 million or 28% and adjusted net income of $832 million increased $172 million or 26%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $600 million increased $97 million or 19% and adjusted net income of $628 million increased $93 million or 18%, due to the impact of the acquired BMO Transportation Finance business.

Revenue of $2,603 million increased $446 million or 21%, primarily due to the benefit of BMO Transportation Finance, organic loan and deposit growth, and improvements in deposit spreads, net of loan spread compression. Net interest margin increased 18 basis points to 3.64% driven by higher deposit balances and spreads, the acquisition of BMO Transportation Finance, and the recognition of the credit mark on the legacy purchasing performing portfolio, offset in part by a decline in loan spreads due to competitive pressures.

Provisions for credit losses were $144 million, up $82 million due to higher provisions in the commercial and consumer portfolios and the addition of BMO Transportation Finance. Non-interest expense of $1,632 million increased $216 million or 15% and adjusted non-interest expense of $1,593 million increased $219 million or 16%, largely due to BMO Transportation Finance.

Average net loans and acceptances of $67.9 billion increased by $8.6 billion or 15% from the prior year, due to BMO Transportation Finance and organic commercial loan growth, partially offset by declines in personal loan volumes including the planned reduction in the indirect auto portfolio. Average deposits of $65.9 billion increased $4.2 billion or 7%, driven by growth in both personal and commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

20    BMO Financial Group Third Quarter Report 2016

BMO Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Net interest income	154	149	140	452	417
Non-interest revenue	1,618	1,248	1,196	4,154	3,889
Total revenue	1,772	1,397	1,336	4,606	4,306
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	691	407	218	1,464	989
Revenue, net of CCPB	1,081	990	1,118	3,142	3,317
Provision for credit losses	4	2	3	8	6
Non-interest expense	810	816	839	2,503	2,503
Income before income taxes	267	172	276	631	808
Provision for income taxes	66	38	66	148	201
Reported net income	201	134	210	483	607
Acquisition integration costs (1)	9	5	6	23	26
Amortization of acquisition-related intangible assets (2)	17	19	17	55	51
Adjusted net income	227	158	233	561	684
Traditional Wealth businesses adjusted net income	173	90	177	417	501
Insurance adjusted net income	54	68	56	144	183
Net income growth (%)	(3.9)	(43.7)	10.6	(20.4)	9.2
Adjusted net income growth (%)	(2.0)	(40.8)	9.5	(17.9)	15.5
Revenue growth (%)	32.6	17.6	(11.4)	7.0	9.3
Revenue growth, net of CCPB (%)	(3.3)	(14.9)	13.1	(5.3)	21.3
Non-interest expense growth (%)	(3.5)	(2.4)	12.3	-	23.7
Adjusted non-interest expense growth (%)	(3.8)	(1.9)	12.6	0.1	21.7
Return on equity (%)	13.2	8.9	14.4	10.5	14.3
Adjusted return on equity (%)	15.0	10.5	16.0	12.2	16.2
Operating leverage, net of CCPB (%)	0.2	(12.5)	0.8	(5.3)	(2.4)
Adjusted operating leverage, net of CCPB (%)	0.5	(13.0)	0.5	(5.4)	(0.4)
Efficiency ratio, net of CCPB (%)	74.9	82.4	75.1	79.7	75.5
Adjusted efficiency ratio (%)	43.9	56.4	60.5	52.2	55.8
Adjusted efficiency ratio, net of CCPB (%)	72.0	79.5	72.3	76.6	72.5
Assets under management and administration	863,027	816,602	879,047	863,027	879,047
Average earning assets	25,982	25,232	24,026	25,592	23,466
Average net loans and acceptances	16,598	16,064	14,762	16,291	14,273
Average deposits	30,189	29,713	27,571	29,604	27,156

U.S. Select Financial Data (US$ in millions)
Total revenue	165	92	188	433	558
Non-interest expense	140	145	160	436	492
Reported net income	17	(39)	20	(2)	47
Adjusted net income	21	(36)	24	9	61
Average earning assets	3,502	3,446	3,281	3,460	3,221
Average net loans and acceptances	3,293	3,151	3,021	3,198	2,935
Average deposits	5,445	5,659	5,880	5,642	6,095

 (1) F&C acquisition integration costs before tax amounts of: $10 million in Q3-2016; $6 million in Q2-2016; $9 million in Q3-2015; $28 million for YTD-2016; and $33 million for YTD-2015 are included in non-interest expense.

 (2) Before tax amounts of: $22 million in each of Q3-2016 and Q3-2015; $23 million in Q2-2016; $69 million for YTD-2016; and $66 million for YTD-2015 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2016 vs Q3 2015

Net income was $201 million compared to $210 million a year ago. Adjusted net income of $227 million decreased $6 million from a year ago. Traditional wealth adjusted net income was $173 million compared to $177 million a year ago as operating growth across most of our businesses was more than offset by the impact of lower equity markets on average compared to a year ago. Adjusted net income in insurance was $54 million, down $2 million from a year ago as the current quarter was negatively impacted by unfavourable market movements, primarily offset by above-trend results in the underlying business.

Revenue was $1,772 million compared to $1,336 million a year ago. Revenue, net of CCPB, of $1,081 million, declined 3%. Revenue in traditional wealth was $981 million and was down $30 million primarily due to the impact of divestitures in prior periods. Insurance revenue, net of CCPB, was $100 million, down $7 million from a year ago due to the factors noted above.

Non-interest expense of $810 million and adjusted non-interest expense of $778 million both decreased 4% mainly due to the divestitures and disciplined expense management.

Assets under management and administration declined $16 billion or 2% from a year ago to $863 billion, including the impact of unfavourable foreign exchange movements.

BMO Financial Group Third Quarter Report 2016    21

Q3 2016 vs Q2 2016

Net income was $201 million compared to $134 million in the prior quarter. Adjusted net income was $227 million compared to $158 million in the prior quarter. Adjusted net income in traditional wealth increased $83 million due to a $79 million after-tax write-down of an equity investment in the prior quarter and the benefit from improved equity markets. Adjusted net income in insurance was down $14 million mainly due to the negative impact of unfavourable market movements in the current quarter, partially offset by above-trend results in the underlying business.

Revenue, net of CCPB, of $1,081 million increased 9% from the prior quarter. Revenue in traditional wealth increased $113 million reflecting the investment write-down in the prior quarter, the impact of improved equity markets and two additional days in the current quarter, partially offset by the impact of divestitures. Net insurance revenue decreased $22 million due to the factors noted above.

Non-interest expense was $810 million, down $6 million. Adjusted non-interest expense of $778 million was down $9 million.

Assets under management and administration increased $46 billion or 6% primarily due to equity market appreciation and favourable foreign exchange movements.

Q3 YTD 2016 vs Q3 YTD 2015

Net income was $483 million compared to $607 million a year ago. Adjusted net income was $561 million compared to $684 million in the prior year. Adjusted net income in traditional wealth was $417 million compared to $501 million a year ago, down primarily due to the $79 million after-tax investment write-down. Underlying growth in our spread-based and fee-based businesses was offset by lower equity markets on average compared to the prior year. Adjusted net income in insurance was $144 million, down $39 million from a year ago, due to a larger impact from unfavourable market movements in the current period and above-trend benefits a year ago from changes in our investment portfolio to improve asset-liability management.

Net revenue was $3,142 million compared to $3,317 million in the prior year. Revenue in traditional wealth of $2,856 million was down $119 million due to the investment write-down, the impacts of lower equity markets on average from the prior year and divestitures, partially offset by underlying business growth and the benefit of a stronger U.S. dollar. Insurance revenue, net of CCPB, was $286 million, down from $342 million a year ago, due to the factors noted above. The stronger U.S. dollar increased revenue by $43 million.

Non-interest expense was $2,503 million, unchanged from the prior year. Adjusted non-interest expense of $2,406 million was essentially unchanged from the prior year as the impact of the stronger U.S. dollar and expense growth was offset by the impact of divestitures, as noted above. The stronger U.S. dollar increased adjusted expenses by $40 million.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

22    BMO Financial Group Third Quarter Report 2016

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Net interest income (teb)	357	378	307	1,164	969
Non-interest revenue	730	692	693	2,013	1,962
Total revenue (teb)	1,087	1,070	1,000	3,177	2,931
Provision for credit losses	37	44	14	89	28
Non-interest expense	622	633	622	1,916	1,861
Income before income taxes	428	393	364	1,172	1,042
Provision for income taxes (teb)	107	102	92	300	254
Reported net income	321	291	272	872	788
Amortization of acquisition-related intangible assets (1)	1	-	1	1	1
Adjusted net income	322	291	273	873	789
Trading Products revenue	694	730	618	2,013	1,848
Investment and Corporate Banking revenue	393	340	382	1,164	1,083
Net income growth (%)	17.8	(1.7)	(10.6)	10.7	(10.8)
Revenue growth (%)	8.8	5.8	1.7	8.4	0.9
Non-interest expense growth (%)	(0.1)	2.8	5.8	3.0	4.7
Return on equity (%)	16.2	14.7	15.6	14.7	15.7
Operating leverage (%) (teb)	8.9	3.0	(4.1)	5.4	(3.8)
Efficiency ratio (%) (teb)	57.2	59.2	62.3	60.3	63.5
Net interest margin on average earning assets (%) (teb)	0.56	0.61	0.51	0.61	0.55
Average earning assets	254,182	251,645	238,671	254,599	237,025
Average assets	299,865	303,132	287,168	304,937	287,991
Average net loans and acceptances	46,943	45,313	37,286	45,434	35,769
Average deposits	149,099	143,560	141,600	149,585	138,862

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	286	281	265	837	827
Non-interest expense	208	216	222	639	663
Reported net income	52	36	23	122	103
Average earning assets	78,210	77,317	77,802	78,091	76,083
Average assets	84,829	84,712	85,101	85,174	84,623
Average net loans and acceptances	15,615	15,143	10,778	14,834	10,506
Average deposits	53,291	50,112	55,586	53,079	56,214

  (1) Before tax amounts of: $1 million in each of Q3-2016 and Q3-2015; $nil in Q2-2016; and $1 million for each of YTD-2016 and YTD-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2016 vs Q3 2015

Net income of $321 million increased $49 million or 18% from the prior year as strong revenue growth offset higher provisions for credit losses. Return on equity was 16.2% compared to 15.6% in the prior year due to higher net income, partially offset by higher allocated capital.

Revenue increased $87 million or 9%. Excluding the impact of the stronger U.S. dollar, revenue increased $77 million or 8%. There was higher client activity in Trading Products, and in Investment and Corporate Banking there was higher corporate banking revenue, partially offset by lower advisory revenue. There were lower net securities gains in both businesses.

Provision for credit losses of $37 million increased $23 million, primarily due to higher oil and gas provisions. Non-interest expense was flat or decreased $7 million or 1%, excluding the impact of the stronger U.S. dollar.

Q3 2016 vs Q2 2016

Net income increased $30 million or 10% from the prior quarter, driven by good performance in our Investment and Corporate Banking business and lower employee-related expenses, partially offset by lower Trading Products revenue.

Revenue increased 2% in both reported and source currency. Good performance in our Investment and Corporate Banking business from higher corporate banking revenue and client underwriting activity was partially offset by lower trading revenue.

Provision for credit losses decreased $7 million. Non-interest expense decreased $11 million or 2% in both reported and source currency, largely due to lower employee-related expenses.

Q3 YTD 2016 vs Q3 YTD 2015

Net income of $872 million increased $84 million or 11% from the prior year, driven by higher revenue, partially offset by higher provision for credit losses and higher non-interest expenses.

Revenue increased $246 million or 8%. Revenue was up $173 million or 6%, excluding the impact of the stronger U.S. dollar, driven by increases in trading revenues, corporate banking and securities commission revenue, partially offset by lower net securities gains.

Provision for credit losses increased $61 million primarily due to higher oil and gas provisions. Non-interest expense increased $55 million or 3%. Non-interest expense decreased $5 million, excluding the impact of the stronger U.S. dollar due to lower employee-related expenses.

BMO Financial Group Third Quarter Report 2016    23

Corporate Services	Table 15

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q3-2015	YTD-2016	YTD-2015

Net interest income before group teb offset (1)	(92)	(85)	(43)	(246)	(183)
Group teb offset	(106)	(120)	(114)	(386)	(404)
Net interest income (teb) (1)	(198)	(205)	(157)	(632)	(587)
Non-interest revenue	35	23	30	41	167
Total revenue (teb) (1)	(163)	(182)	(127)	(591)	(420)
Provision for (recovery of) credit losses (1)	(11)	(23)	15	(66)	(11)
Non-interest expense	89	295	59	514	487
Loss before income taxes	(241)	(454)	(201)	(1,039)	(896)
Recovery of income taxes (teb)	(126)	(210)	(133)	(560)	(527)
Reported net loss	(115)	(244)	(68)	(479)	(369)
Acquisition integration costs (2)	10	11	-	27	-
Cumulative accounting adjustment (3)	-	-	-	62	-
Restructuring costs (4)	-	132	-	132	106
Adjusted net loss	(105)	(101)	(68)	(258)	(263)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(7)	(4)	2	(14)	25
Interest on impaired loans	-	-	4	-	13
Purchased credit impaired loans	(4)	(19)	(19)	(52)	(74)
Purchased performing loans	-	-	28	-	25
Provision for (recovery of) credit losses (1)	(11)	(23)	15	(66)	(11)
Average loans and acceptances	84	81	218	101	260
Period-end loans and acceptances	84	75	209	84	209

U.S. Select Financial Data (US$ in millions)
Total revenue (teb) (1)	(30)	(36)	(24)	(103)	(65)
Provision for (recovery of) credit losses (1)	(9)	(17)	11	(93)	(23)
Non-interest expense	42	79	46	152	211
Recovery of income taxes (teb)	(17)	(32)	(31)	(51)	(120)
Reported net loss	(46)	(66)	(50)	(111)	(133)
Adjusted total revenue (teb) (1)	(30)	(36)	(24)	(103)	(65)
Adjusted provision for (recovery of) credit losses (1)	(9)	(17)	13	(49)	(9)
Adjusted non-interest expense	30	13	46	67	170
Adjusted net loss	(38)	(25)	(51)	(85)	(115)

 (1) Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO Transportation Finance. Results for prior periods have not been reclassified.

 (2) Acquisition integration costs related to the acquisition of BMO Transportation Finance are primarily included in non-interest expense.

 (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

 (4) Restructuring charges before tax amounts of: $188 million in Q2-2016 as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies; and $149 million for YTD-2015, primarily due to restructuring to drive operational efficiencies, are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and certain purchased loan accounting impacts.

Q3 2016 vs Q3 2015

Corporate Services net loss for the quarter was $115 million compared with a net loss of $68 million a year ago. Corporate Services adjusted net loss for the quarter was $105 million, compared with an adjusted net loss of $68 million a year ago. Adjusted results declined due to lower revenue from above-trend revenue in the prior year and higher expenses, partially offset by lower provisions for credit losses.

Q3 2016 vs Q2 2016

Corporate Services net loss for the quarter was $115 million compared with a net loss of $244 million in the prior quarter. The prior quarter reported figures included a $132 million after-tax ($188 million pre-tax) restructuring charge. Corporate Services adjusted net loss was $105 million, compared with an adjusted net loss of $101 million in the prior quarter. Adjusted results were stable quarter over quarter.

24    BMO Financial Group Third Quarter Report 2016

Q3 YTD 2016 vs Q3 YTD 2015

Corporate Services net loss for the year to date was $479 million, compared with a net loss of $369 million a year ago. Reported results in both years included a restructuring charge. Corporate Services adjusted net loss for the year to date was $258 million, compared with an adjusted net loss of $263 million a year ago. Adjusted results were relatively stable due to lower expenses and higher recoveries of credit losses, partially offset by lower revenues.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2016    25

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014
Total revenue (1)	5,633	5,101	5,075	4,982	4,826	4,526	5,055	4,640
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	691	407	366	265	218	24	747	300
Revenue, net of CCPB	4,942	4,694	4,709	4,717	4,608	4,502	4,308	4,340
Provision for credit losses – specific	257	201	183	128	160	161	163	170
Provision for credit losses – collective	-	-	-	-	-	-	-	-
Non-interest expense	3,092	3,312	3,270	3,093	2,971	3,112	3,006	2,887
Income before income taxes	1,593	1,181	1,256	1,496	1,477	1,229	1,139	1,283
Provision for income taxes	348	208	188	282	285	230	139	213
Reported net income (see below)	1,245	973	1,068	1,214	1,192	999	1,000	1,070
Adjusted net income (see below)	1,295	1,152	1,178	1,264	1,230	1,146	1,041	1,111
Basic earnings per share ($)	1.87	1.46	1.59	1.83	1.81	1.49	1.47	1.57
Diluted earnings per share ($)	1.86	1.45	1.58	1.83	1.80	1.49	1.46	1.56
Adjusted diluted earnings per share ($)	1.94	1.73	1.75	1.90	1.86	1.71	1.53	1.63
Net interest margin on average earning assets (%)	1.58	1.61	1.58	1.53	1.52	1.48	1.51	1.57
PCL as a % of average net loans and acceptances (annualized)	0.29	0.23	0.21	0.15	0.20	0.20	0.21	0.23
Effective income tax rate (%)	21.9	17.6	15.0	18.8	19.3	18.8	12.2	16.6
Adjusted effective income tax rate (%)	22.0	19.6	16.2	18.9	19.4	19.8	12.6	16.8
Canadian/U.S. dollar exchange rate (average)	1.30	1.30	1.37	1.32	1.27	1.24	1.19	1.11

Operating group reported net income:
Canadian P&C	561	525	529	561	556	485	503	526
U.S. P&C	277	267	251	208	222	207	192	169
Personal and Commercial Banking	838	792	780	769	778	692	695	695
Wealth Management	201	134	148	243	210	238	159	225
BMO Capital Markets	321	291	260	241	272	296	220	190
Corporate Services	(115)	(244)	(120)	(39)	(68)	(227)	(74)	(40)
BMO Financial Group net income	1,245	973	1,068	1,214	1,192	999	1,000	1,070

Operating group adjusted net income:
Canadian P&C	562	525	530	562	557	486	504	527
U.S. P&C	289	279	264	222	235	220	205	182
Personal and Commercial Banking	851	804	794	784	792	706	709	709
Wealth Management	227	158	176	271	233	265	186	252
BMO Capital Markets	322	291	260	242	273	296	220	190
Corporate Services	(105)	(101)	(52)	(33)	(68)	(121)	(74)	(40)
BMO Financial Group adjusted net income	1,295	1,152	1,178	1,264	1,230	1,146	1,041	1,111

 (1) Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 66 and 67 of BMO’s 2015 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 16 outlines summary results for the fourth quarter of fiscal 2014 through the third quarter of fiscal 2016. The table reflects changes in IFRS that are outlined in Note 1 to the audited annual consolidated financial statements on page 140 of BMO’s 2015 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been reclassified to conform to the current presentation.

Canadian P&C

Canadian P&C delivered strong net income performance throughout 2014, moderating in the first half of 2015, with better net income growth in the second half of 2015. Despite higher provisions for credit losses year to date in 2016, up from below-trend provisions in the second half of 2015, year-over-year net income growth was positive in each quarter of 2016 due to revenue growth driven by higher balances and non-interest revenue.

U.S. P&C

Results improved in the fourth quarter of 2014 through 2015 as a result of balance sheet growth, and disciplined expense management in a challenging interest rate environment. Growth in 2016 largely reflects the acquisition of BMO Transportation Finance. Organic revenue growth and good expense management was offset by higher credit losses. The U.S. dollar strengthened significantly since 2014, contributing to growth in the Canadian dollar equivalents of U.S. P&C’s results.

Wealth Management

Wealth Management’s overall results in 2016 have been impacted by lower equity markets on average compared to the prior year. The second quarter of 2016 included an investment write-down and the fourth quarter of 2015 benefited from a gain on the sale of our U.S. retirement services business. Quarterly results in the insurance businesses have been subject to variability, resulting primarily from impacts of interest rates and equity markets, as well as methodology and actuarial assumptions changes.

26    BMO Financial Group Third Quarter Report 2016

BMO Capital Markets

The fourth quarter of 2014 saw slower market activity, while the first quarter of 2015 was impacted by unfavourable credit and funding valuation adjustments. The second and third quarters of 2015 reflected improved performance in both our Trading Products and Investment and Corporate Banking businesses, with reduced activity in certain markets in the fourth quarter of 2015 and in the first quarter of 2016 due to more difficult market conditions. The second and third quarters of 2016 reflected strong performance in our Trading Products business, partially offset by elevated provisions for credit losses, as well as improved performance from our Investment and Corporate Banking business.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has been generally relatively stable with some quarter-to-quarter variability, and increased in the second and third quarters of 2016 primarily due to higher oil and gas provisions. Lower recoveries of amounts previously written off also contributed to the increase in the third quarter of 2016.

Corporate Services

Adjusted quarterly net income can vary from quarter to quarter and is impacted by the variability associated with benefits from the purchased loan portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO Transportation Finance. Results for prior periods have not been reclassified.

Foreign Exchange

The U.S. dollar strengthened significantly since 2014, with the exception of a slight weakening in the second quarters of 2015 and 2016. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income. It also reduces our return on equity.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $691.7 billion at July 31, 2016, increased $49.8 billion from October 31, 2015. U.S. dollar translation has minimal impact compared to October 31, 2015.

Net loans increased $29.6 billion primarily due to organic increases in loans to businesses and governments in the operating groups, and the acquired BMO Transportation Finance business. Securities increased by $13.4 billion primarily due to higher trading securities and available-for-sale securities. Securities borrowed or purchased under resale agreements increased $8.0 billion, driven by client activities in BMO Capital Markets. Other assets increased by $2.2 billion including higher derivative financial assets. Derivative financial assets increased $1.0 billion, primarily due to increases in the fair value of interest rate contracts resulting from declines in rates. Cash and cash equivalents and interest bearing deposits with banks decreased by $3.4 billion.

Liabilities increased $49.0 billion from October 31, 2015.

Deposits increased $29.7 billion, driven by a $14.5 billion increase in business and government deposits, reflecting higher levels of wholesale and customer deposits, a $12.5 billion increase in deposits by individuals and a $2.7 billion increase in deposits by banks. Securities lent or sold under repurchase agreements increased $10.5 billion and securities sold and not yet purchased increased $5.9 billion due to client activities in BMO Capital Markets. Other liabilities increased $6.2 billion due primarily to treasury activities. Acceptances increased by $0.5 billion. Derivative financial liabilities decreased by $3.8 billion due primarily to the decline in fair value of foreign exchange contracts.

Total equity increased $0.8 billion from October 31, 2015. Total shareholders’ equity increased $1.3 billion due to an increase in retained earnings of $1.5 billion and common shares of $0.2 billion, partially offset by a decrease in accumulated other comprehensive income of $0.4 billion. Non-controlling interest in subsidiaries decreased $0.5 billion due to the redemption of Capital Trust Securities.

Total shareholders’ equity increased $1.7 billion from April 30, 2016, primarily due to the increase in accumulated other comprehensive income, and an increase in retained earnings. Non-controlling interest in subsidiaries was relatively unchanged.

Contractual obligations by year of maturity are outlined in Note 14 to the unaudited interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2016    27

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our preferred customers for those services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2015, as described in Note 29 to the audited consolidated financial statements on page 197 of BMO’s 2015 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 77 of BMO’s 2015 Annual Report. We consolidate all of our Structured Entities, except for certain Canadian customer securitization vehicles, structured finance vehicles, capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended July 31, 2016.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2015 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2015 and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2016, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 78 to 80 and 141 to 143 in BMO’s 2015 Annual Report.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the audited annual consolidated financial statements on pages 143 and 144 of BMO’s 2015 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements for the quarters ended January 31, 2016, April 30, 2016 and July 31, 2016. We will be adopting IFRS 9 Financial Instruments (IFRS 9) effective November 1, 2017. IFRS 9 addresses classification and measurement, impairment and hedge accounting. In December 2015, the BCBS released its Guidance on credit risk and accounting for expected credit losses, which provides additional guidance on the application of IFRS 9 for banking institutions. In June 2016, OSFI released its final guideline IFRS 9 Financial Instruments and Disclosures. The guideline sets out OSFI’s views on the implementation of IFRS 9 and is consistent with guidance previously released by the BCBS. Our implementation project incorporates these requirements.

Additional information can be found on pages 80 and 81 of BMO’s 2015 Annual Report. We are currently assessing the impact of this new standard on our future financial results. We expect that the collective allowance will increase as a result of the new standard. Any increase in collective allowance on transition will be recorded in retained earnings.

Select Financial Instruments

Pages 76 and 77 of BMO’s 2015 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk, including information on sectors of interest: oil and gas and mining. BMO’s oil and gas outstanding loans continue to be approximately 2% and loans in respect of the mining sector continue to be less than 1% of total loans. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2015 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders and the recent regulatory development set out below.

Federal Budget. The Federal Budget tabled on March 22, 2016 will impact the banking industry in Canada and included proposals for Bank Act amendments to modernize the financial consumer protection framework. As mentioned on page 13 in the Capital Management section, on June 22, 2016, legislation required to implement a bail-in regime was passed by the Canadian government to enhance Canada’s bank resolution capabilities in line with international efforts.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 70, the Liquidity and Funding Risk section starting on page 105, and the Legal and Regulatory Risk section starting on page 114 of BMO’s 2015 Annual Report.

28    BMO Financial Group Third Quarter Report 2016

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 86 to 117 of BMO’s 2015 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 17 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 17

	As at July 31, 2016				As at October 31, 2015
	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)
Assets Subject to Market Risk
Cash and cash equivalents	37,748	-	37,748	-	40,295	-	40,295	-	Interest rate
Interest bearing deposits with banks	6,486	713	5,773	-	7,382	1,212	6,170	-	Interest rate
Securities
Trading	81,023	73,020	8,003	-	72,460	65,066	7,394	-	Interest rate, credit spread, equity
Available-for-sale	53,660	-	53,660	-	48,006	-	48,006	-	Interest rate, credit spread
Held-to-maturity	8,571	-	8,571	-	9,432	-	9,432	-	Interest rate
Other	1,101	-	1,101	-	1,020	-	1,020	-	Equity
Securities borrowed or purchased under resale agreements	76,112	-	76,112	-	68,066	-	68,066	-	Interest rate
Loans (net of allowance for credit losses)	352,298	-	352,298	-	322,717	-	322,717	-	Interest rate, foreign exchange
Derivative instruments	39,194	37,160	2,034	-	38,238	35,924	2,314	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	11,835	-	11,835	-	11,307	-	11,307	-	Interest rate
Other assets	23,654	-	8,930	14,724	22,958	-	8,195	14,763	Interest rate
Total Assets	691,682	110,893	566,065	14,724	641,881	102,202	524,916	14,763
Liabilities Subject to Market Risk
Deposits	467,846	11,714	456,132	-	438,169	9,429	428,740	-	Interest rate, foreign exchange
Derivative instruments	38,890	37,031	1,859	-	42,639	39,907	2,732	-	Interest rate, foreign exchange
Acceptances	11,835	-	11,835	-	11,307	-	11,307	-	Interest rate
Securities sold but not yet purchased	27,092	27,092	-	-	21,226	21,226	-	-
Securities lent or sold under repurchase agreements	50,370	-	50,370	-	39,891	-	39,891	-	Interest rate
Other liabilities	50,484	-	50,199	285	44,320	-	44,218	102	Interest rate
Subordinated debt	4,461	-	4,461	-	4,416	-	4,416	-	Interest rate
Total Liabilities	650,978	75,837	574,856	285	601,968	70,562	531,304	102

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

  (1) Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.

  (2) Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

BMO Financial Group Third Quarter Report 2016    29

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading VaR decreased over the quarter, driven primarily by interest rates and equity components, owing to changes in base market rates and reduced exposure. Total Trading Stressed VaR also decreased over the quarter from reduced interest rate exposure and base market rates.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of minimum modeled client deposit rates. Structural economic value exposure to rising rates increased during the quarter primarily owing to an increase in fixed rate asset holdings. Structural economic value sensitivity to both rising and falling interest rates changed relative to October 31, 2015, primarily owing to the introduction of a new deposit model in the first quarter which reflects greater value for certain deposits as rates rise and the impact of minimum modeled client deposit rates as rates fall. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet revenues over the next twelve months. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. Structural earnings benefit to rising rates decreased during the quarter primarily owning to the increase in fixed rate asset holdings noted above and an update to certain other liability sensitivity assumptions. The bank’s revenues are expected to continue to benefit considerably in subsequent periods when interest rates rise as fixed rate assets held today that mature after twelve months reprice to then current markets. The increase in the exposure to falling rates relative to October 31, 2015, primarily reflects the greater extent to which U.S. short-term interest rates can now fall after the increase in U.S. short-term rates in December 2015.

BMO’s market risk management practices and key measures are outlined on pages 100 to 104 of BMO’s 2015 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 18

	For the quarter ended July 31, 2016				As at April 30, 2016	As at October 31, 2015

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.4)	(0.6)	(0.9)	(0.4)	(0.6)	(0.4)
Equity VaR	(6.0)	(6.3)	(8.9)	(4.2)	(7.6)	(6.9)
Foreign exchange VaR	(2.9)	(1.0)	(2.9)	(0.3)	(0.3)	(2.6)
Interest rate VaR	(6.6)	(9.4)	(13.5)	(5.6)	(13.8)	(10.5)
Credit VaR	(2.2)	(2.4)	(4.7)	(1.7)	(2.3)	(2.7)
Diversification	8.8	8.7	nm	nm	8.9	9.8

Total Trading VaR	(9.3)	(11.0)	(16.4)	(7.4)	(15.7)	(13.3)

 (1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

 nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 19

	For the quarter ended July 31, 2016				As at April 30, 2016	As at October 31, 2015

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(0.7)	(1.1)	(1.8)	(0.7)	(0.9)	(0.7)
Equity SVaR	(16.9)	(18.5)	(20.8)	(16.4)	(14.5)	(17.6)
Foreign exchange SVaR	(1.3)	(1.3)	(4.3)	(0.3)	(1.0)	(2.2)
Interest rate SVaR	(7.1)	(10.0)	(14.6)	(7.1)	(20.6)	(10.4)
Credit SVaR	(6.1)	(5.9)	(9.3)	(5.0)	(3.9)	(5.2)
Diversification	13.0	15.7	nm	nm	17.2	15.0

Total Trading SVaR	(19.1)	(21.1)	(23.2)	(18.8)	(23.7)	(21.1)

 (1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

 (2) Stressed VaR is produced weekly.

 nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4) (5)	Table 20

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)

(Canadian $ equivalent in millions)	July 31, 2016	April 30, 2016	October 31, 2015	July 31, 2016	April 30, 2016	October 31, 2015

100 basis point increase	(547.4)	(405.8)	(647.6)	135.5	201.5	220.7
100 basis point decrease	(90.4)	(222.2)	107.3	(148.6)	(186.4)	(95.3)

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

 (1) We restated our structural earnings sensitivities to be pre-tax in Q1-2016 and positions for fiscal 2015 have been restated for comparative purposes.

 (2) Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in both Canadian and U.S. short-term interest rates to 50 basis points for shorter-terms (2015-50 basis points for CAD and 25 basis points for U.S.). Longer-term interest rates do not decrease below the assumed level of short-term interest rates.

 (3) Certain non-trading AFS holdings are managed under the bank’s trading risk framework.

 (4) Losses are in brackets and benefits are presented as positive numbers.

 (5) For BMO’s Insurance businesses, a 100 basis point increase in interest rates at July 31, 2016, results in an increase in earnings before tax of $104 million and an increase in economic value before tax of $628 million ($101 million and $600 million, respectively, at April 30, 2016; $94 million and $511 million, respectively, at October 31, 2015). A 100 basis point decrease in interest rates at July 31, 2016, results in a decrease in earnings before tax of $104 million and a decrease in economic value before tax of $727 million ($98 million and $724 million, respectively, at April 30, 2016; $93 million and $612 million, respectively, at October 31, 2015). These impacts are not reflected in the table above.

30    BMO Financial Group Third Quarter Report 2016

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 21.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $196.9 billion at July 31, 2016, compared with $182.8 billion at April 30, 2016. The increase in unencumbered liquid assets was primarily due to higher unencumbered securities and the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. Table 22 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 21

	As at July 31, 2016					As at April 30, 2016

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	37,748	-	37,748	2,275	35,473	34,226
Deposits with other banks	6,486	-	6,486	-	6,486	7,386
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	115,935	16,299	132,234	83,503	48,731	42,704
Mortgage-backed securities and collateralized mortgage obligations	20,825	1,492	22,317	3,846	18,471	16,480
Corporate debt	21,250	7,441	28,691	2,733	25,958	25,846
Corporate equity	62,457	20,987	83,444	42,202	41,242	36,100

Total securities and securities borrowed or purchased under resale agreements	220,467	46,219	266,686	132,284	134,402	121,130
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	22,827	-	22,827	2,276	20,551	20,057

Total liquid assets	287,528	46,219	333,747	136,835	196,912	182,799

Other eligible assets at central banks (not included above) (5)	114,601	-	114,601	434	114,167	112,638
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	402,129	46,219	448,348	137,269	311,079	295,437

 (1) The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at July 31, 2016.

 (2) Gross assets include on-balance sheet and off-balance sheet assets.

 (3) Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

 (4) Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

 (5) Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Third Quarter Report 2016    31

Asset Encumbrance (Canadian $ in millions)	Table 22

		Encumbered (2)		Net unencumbered

	Total gross assets (1)
As at July 31, 2016		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	44,234	-	2,275	400	41,559
Securities (5)	289,513	105,191	29,369	9,315	145,638
Loans	329,471	54,187	434	160,683	114,167
Other assets
Derivative instruments	39,194	-	-	39,194	-
Customers’ liability under acceptances	11,835	-	-	11,835	-
Premises and equipment	2,257	-	-	2,257	-
Goodwill	6,250	-	-	6,250	-
Intangible assets	2,178	-	-	2,178	-
Current tax assets	508	-	-	508	-
Deferred tax assets	3,115	-	-	3,115	-
Other assets	9,346	-	-	9,346	-

Total other assets	74,683	-	-	74,683	-

Total assets	737,901	159,378	32,078	245,081	301,364

		Encumbered (2)		Net unencumbered

	Total gross assets (1)
As at April 30, 2016		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	43,497	-	1,885	400	41,212
Securities (5)	287,989	117,038	29,764	8,647	132,540
Loans	318,938	51,809	550	153,941	112,638
Other assets
Derivative instruments	40,585	-	-	40,585	-
Customers’ liability under acceptances	12,091	-	-	12,091	-
Premises and equipment	2,230	-	-	2,230	-
Goodwill	6,149	-	-	6,149	-
Intangible assets	2,178	-	-	2,178	-
Current tax assets	736	-	-	736	-
Deferred tax assets	3,115	-	-	3,115	-
Other assets	9,103	-	-	9,103	-

Total other assets	76,187	-	-	76,187	-

Total assets	726,611	168,847	32,199	239,175	286,390

 (1) Gross assets include on-balance sheet and off-balance sheet assets.

 (2) Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.

 (3) Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $9.7 billion as at July 31, 2016, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

 (4) Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

 (5) Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 23. The average month-end LCR for the quarter ended July 31, 2016 of 127% is calculated as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is up from 123% last quarter mainly due to the increase in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize their HQLA in a period of stress, which may result in an LCR below 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be pursued in a period of stress. BMO’s total liquid assets are shown in Table 21.

The Net Stable Funding Ratio (NSFR) was finalized by the Basel Committee on Banking Supervision in 2015 and is expected to come into force on January 1, 2018. The NSFR is a regulatory measure that compares the assumed stability of a bank’s funding profile relative to the assumed liquidity value of a bank’s assets. OSFI is expected to issue a consultative paper outlining the domestic implementation of the NSFR during 2016. We are assessing the impact of this change which has the potential to increase funding costs in certain businesses depending on the final rules. Additional information on Liquidity and Funding Risk Governance can be found starting on page 105 of BMO’s 2015 Annual Report.

32    BMO Financial Group Third Quarter Report 2016

Liquidity Coverage Ratio (Canadian $ in billions)	Table 23

(Canadian $ in billions, except as noted) For the quarter ended July 31, 2016	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	127.2

Cash Outflows
Retail deposits and deposits from small business customers, of which:	148.7	8.7
Stable deposits	87.9	2.6
Less stable deposits	60.8	6.1
Unsecured wholesale funding, of which:	144.7	82.0
Operational deposits (all counterparties) and deposits in networks of cooperative banks	56.7	14.1
Non-operational deposits (all counterparties)	57.4	37.3
Unsecured debt	30.6	30.6
Secured wholesale funding	*	11.6
Additional requirements, of which:	120.5	24.1
Outflows related to derivatives exposures and other collateral requirements	13.3	4.8
Outflows related to loss of funding on debt products	3.2	3.2
Credit and liquidity facilities	104.0	16.1
Other contractual funding obligations	1.5	-
Other contingent funding obligations	327.6	5.7

Total cash outflows	*	132.1

Cash Inflows
Secured lending (e.g. reverse repos)	102.6	15.0
Inflows from fully performing exposures	11.5	7.7
Other cash inflows	9.3	9.3

Total cash inflows	123.4	32.0

		Total adjusted value (4)

Total HQLA		127.2
Total net cash outflows		100.1

Liquidity Coverage Ratio (%)		127

For the quarter ended April 30, 2016		Total adjusted value (4)

Total HQLA		122.4
Total net cash outflows		99.4

Liquidity Coverage Ratio (%)		123

 * Disclosure is not required under the LCR disclosure standard.

 (1) Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

 (2) Average calculated based on month-end values during the quarter.

 (3) Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.

 (4) Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $277.2 billion at July 31, 2016, up from $268.9 billion at April 30, 2016, primarily due to the impact of the stronger U.S. dollar and deposit growth. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits and notes totalled $47.6 billion as at July 31, 2016.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $173.4 billion at July 31, 2016, with $51.1 billion sourced as secured funding and $122.3 billion sourced as unsecured funding. Wholesale funding outstanding increased from $167.1 billion at April 30, 2016, primarily due to the impact of the stronger U.S. dollar and wholesale funding issuances. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24. Additional information on deposit maturities can be found in Note 14 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $196.9 billion as at July 31, 2016, that can be monetized to meet potential funding requirements, as described on page 31.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian,

BMO Financial Group Third Quarter Report 2016    33

Australian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card and HELOC securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs against available potential funding sources. The funding plan is reviewed annually by the Risk Review Committee and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at July 31, 2016	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks	4,860	509	131	37	5,537	-	9	5,546
Certificates of deposit and commercial paper	14,410	26,591	11,111	10,277	62,389	1,276	-	63,665
Bearer deposit notes	285	1,010	1,376	2,050	4,721	500	-	5,221
Asset-backed commercial paper (ABCP)	1,340	2,040	1,742	-	5,122	-	-	5,122
Senior unsecured medium-term notes	1,900	778	3,375	4,877	10,930	11,222	16,275	38,427
Senior unsecured structured notes (2)	7	124	521	97	749	233	2,858	3,840
Covered bonds and securitizations
Mortgage and HELOC securitizations	7	352	698	1,120	2,177	2,856	13,307	18,340
Covered bonds	-	-	2,611	-	2,611	561	13,831	17,003
Credit card securitizations	-	-	1,058	77	1,135	676	2,439	4,250
Subordinated debt (3)	-	-	468	100	568	-	5,100	5,668
Other (4)	-	-	-	653	653	5,712	-	6,365
Total	22,809	31,404	23,091	19,288	96,592	23,036	53,819	173,447
Of which:
Secured	1,347	2,392	6,109	1,850	11,698	9,805	29,577	51,080
Unsecured	21,462	29,012	16,982	17,438	84,894	13,231	24,242	122,367
Total (5)	22,809	31,404	23,091	19,288	96,592	23,036	53,819	173,447

 (1) Wholesale unsecured funding refers to funding through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 14 of the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

 (2) Primarily issued to institutional investors.

 (3) Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.

 (4) Refers to Federal Home Loan Banks advances.

 (5) Total wholesale funding consists of Canadian-dollar-denominated funding of $54.6 billion and U.S.-dollar and other foreign-denominated funding of $118.8 billion as at July 31, 2016.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 8 on page 156 of BMO’s 2015 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. The ratings as at July 31, 2016, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+). S&P and Fitch have a stable outlook. Moody’s and DBRS have a negative outlook in response to the Canadian government’s proposed bail-in regime for senior unsecured debt.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at July 31, 2016, the bank would be required to provide additional collateral to counterparties totalling $114 million, $243 million and $678 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 114 of BMO’s 2015 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Cyber Security Risk section on page 87 and in the Operational Risk section on page 111 of BMO’s 2015 Annual Report.

34    BMO Financial Group Third Quarter Report 2016

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 98 and 99 of BMO’s 2015 Annual Report. Our exposure to European countries, as at July 31, 2016, is set out in the tables that follow. Our net portfolio exposures are summarized in Tables 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. Compared to April 30, 2016, our exposures have increased partially due to the stronger U.S. dollar. Compared to October 31, 2015, our exposures have increased due to higher exposures to the United Kingdom.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 25

As at July 31, 2016

	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	13	-	-	-	-	11	40	-	51	64
Italy	1	-	-	-	-	-	3	-	3	4
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	53	-	-	-	-	1	-	-	1	54
Total – GIIPS	67	-	-	-	-	12	43	-	55	122
Eurozone (excluding GIIPS)
France	53	47	-	247	294	52	-	43	95	442
Germany	106	73	70	1,171	1,314	22	6	8	36	1,456
Netherlands	527	497	9	131	637	14	28	-	42	1,206
Other (8)	209	-	-	126	126	2	7	6	15	350
Total – Eurozone (excluding GIIPS)	895	617	79	1,675	2,371	90	41	57	188	3,454
Rest of Europe
Denmark	6	261	-	49	310	3	-	-	3	319
Norway	27	728	-	-	728	1	-	4	5	760
Sweden	55	106	-	153	259	7	-	-	7	321
United Kingdom	545	70	51	354	475	1,205	66	87	1,358	2,378
Other (8)	110	7	-	-	7	176	-	1	177	294
Total – Rest of Europe	743	1,172	51	556	1,779	1,392	66	92	1,550	4,072
Total – All of Europe (9)	1,705	1,789	130	2,231	4,150	1,494	150	149	1,793	7,648
As at April 30, 2016

	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
Total – GIIPS	88	-	-	-	-	2	9	-	11	99
Total – Eurozone (excluding GIIPS)	914	518	43	1,514	2,075	75	32	6	113	3,102
Total – Rest of Europe	465	1,272	59	490	1,821	1,028	25	89	1,142	3,428
Total – All of Europe (9)	1,467	1,790	102	2,004	3,896	1,105	66	95	1,266	6,629
As at October 31, 2015

	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure
Total – GIIPS	73	-	-	-	-	8	24	-	32	105
Total – Eurozone (excluding GIIPS)	640	535	14	1,801	2,350	93	36	8	137	3,127
Total – Rest of Europe	523	1,217	49	946	2,212	736	16	1	753	3,488
Total – All of Europe (9)	1,236	1,752	63	2,747	4,562	837	76	9	922	6,720

Refer to footnotes in Table 26.

BMO Financial Group Third Quarter Report 2016    35

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

	Lending (2)

	Funded lending as at July 31, 2016			As at July 31, 2016		As at April 30, 2016		As at October 31, 2015

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-	-	-
Ireland (7)	-	13	-	24	13	25	16	27	8
Italy	1	-	-	1	1	1	1	2	2
Portugal	-	-	-	-	-	-	-	-	-
Spain	44	9	-	88	53	102	71	75	63

Total – GIIPS	45	22	-	113	67	128	88	104	73

Eurozone (excluding GIIPS)
France	53	-	-	97	53	66	23	64	30
Germany	17	88	1	158	106	143	84	79	72
Netherlands	52	475	-	651	527	643	538	346	245
Other (8)	95	114	-	315	209	397	269	559	293

Total – Eurozone (excluding GIIPS)	217	677	1	1,221	895	1,249	914	1,048	640

Rest of Europe
Denmark	6	-	-	6	6	5	5	6	6
Norway	27	-	-	27	27	18	18	26	26
Sweden	8	47	-	113	55	147	13	150	13
United Kingdom	64	481	-	954	545	751	345	459	387
Other (8)	8	102	-	207	110	178	84	137	91

Total – Rest of Europe	113	630	-	1,307	743	1,099	465	778	523

Total – All of Europe (9)	375	1,329	1	2,641	1,705	2,476	1,467	1,930	1,236

 (1) BMO has the following indirect exposures to Europe as at July 31, 2016:

 – Collateral of €1.0 billion to support trading activity in securities (€12 million from GIIPS) and €70 million of cash collateral held.

 – Guarantees of $1.6 billion ($26 million to GIIPS).

 (2) Funded lending includes loans (primarily trade finance).

 (3) Securities include cash products, insurance investments and traded credit.

 (4) BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $209 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2016 (*includes a net position of $181 million (bought protection) on a CDS Index, of which 24% is comprised of GIIPS domiciled entities).

 (5) Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($10 billion for Europe as at July 31, 2016).

 (6) Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

 (7) Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $126 million as at July 31, 2016.

 (8) Includes countries with less than $300 million net exposure, with $17 million exposure to the Russian Federation as at July 31, 2016.

 (9) Of our total net direct exposure to Europe, approximately 59% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

36    BMO Financial Group Third Quarter Report 2016

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 23, 2016, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, December 5, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2016: $83.00

June 2016: $81.84

July 2016: $84.41

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at

www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2017 The next Annual Meeting of Shareholders will be held on Tuesday, April 4, 2017, in Toronto, Ontario.

59    BMO Financial Group Third Quarter Report 2016